UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instruction 1(b). / / Form 3 Holdings Reported
/ / Form 4 Transactions Reported

1. Name and Address of Reporting Person*

   Jones   Donald   H.
   (Last)  (First)  (Middle)

   1 North Shore Center
   (Street)

   Pittsburgh   PA       15212
   (City)       (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol
   The Associated Group, Inc. (AGRPA, AGRPB)


3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year
   1996


5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /x/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

                     --------------------------


7. Individual or Joint/Group Reporting
        (check applicable line)

_____Form Filed by One Reporting Person
_____Form Filed by More than One Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-                     or Disposed of (D)             End of       Form:
                                  action                     (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date     3. Trans-      -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     action                    (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/        Code           Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)       (Instr. 8)                (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -------------  ------------  ---  ----------  -----------  -------------  ---------------












* If the form is filed by more than one reporting person, see instruction 4(b)(v).

                           Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action                     Acquired (A) or             (Month/Day/Year)
                                             Price of     Date                       Disposed of (D)          ----------------------
                                             Deriv-       (Month/  4. Transac-       (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/        tion Code   --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)       (Instr. 8)      (A)           (D)       able        Date
----------------------------------------  -----------  ----------  -------------  ------------  ------------  ----------  ----------
Option (right to buy)                     $29.50       6/6/96      A              2,500                       Note(1)     6/6/06






                                                                   9. Number of        10. Ownership
                                                                      Derivative           of
                                                                      Securities           Derivative
7. Title and Amount of Underlying                                     Benefi-              Security:
   Securities (Instr. 3 and 4)                                        cially               Direct           11. Nature of
----------------------------------------       8. Price of            Owned at            (D) or                Indirect
                               Amount or          Derivative          End of              Indirect              Beneficial
            Title              Number of          Security            Year                (I)                   Ownership
                               Shares             (Instr. 5)          (Instr. 4)          (Instr. 4)            (Instr. 4)
---------------------------  -----------       -------------       -------------       --------------       ---------------
Class B Common Stock(2)      2,500                                 26,560              D






Explanation of Responses:

(1) Options granted pursuant to Non-Employee Directors Formula Award Program under The Associated Group, Inc. Amended and Restated 1994 Stock Option and Incentive Award Plan. The options become exercisable in 50% increments on June 6, 1997, and June 6, 1998, respectively.

(2) Under certain circumstances not within the discretion of the reporting person, the options may be converted into options to purchase an equivalent number of shares of Class A Common Stock.



---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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